

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 5, 2017

Charles Allen
Chief Executive Officer
BTCS Inc.
1901 North Moore Street, Suite # 700
Arlington, Virginia 22209

      Re: BTCS Inc.
           Preliminary Information Statement on Schedule 14C
           Filed December 16, 2016
           File No. 000-55141

Dear Mr. Allen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Maryse Mills-Apenteng

                  Maryse Mills-Apenteng
                  Special Counsel
                  Office of Information Technologies
                  and Services

cc: Michael D. Harris, Esq.
       Nason, Yeager, Gerson, White & Lioce, P.A.